UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2014 (Report No. 1)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

CONTENTS

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company") and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991, 333-164090 and 333-188425.

On October 28, 2014, Adv. Lior Dagan, the temporary liquidator of the Company, filed his second report with the District Court of Tel Aviv and requested the Court to approve an additional Operation Period (November 2014 to February 2015).  Set forth below are highlights of such report:

Overview of First Operating Period (July to October 2014) (the "First Period")

•	The cash in the account of the temporary liquidator amounts to approximately $1.2 million.

•
As of October 20, 2014, the amount of [accounts receivable] exceeded the amount of [accounts payable] by approximately $2.0 million, an increase of approximately $500,000 since the Court's order of temporary liquidation.

•	During the First Period, [payments received] amounted to approximately $1.1 million, including payments from the Company's manufacturing and support service operations in the amount of $800,000.

•
At the beginning of the First Period, accounts receivable from customers amounted to approximately $3.1 million.  After collections of approximately $800,000 during the First Period, and after issuing new invoices to customers for the aggregate amount of approximately $500,000 for the supply of equipment or services during the First Period, accounts receivable from customers currently amount to approximately $2.8 million, with pipeline of an additional approximately $1.0 million.

•	The Company's operating expenses during the First Period amounted to approximately $155,000.

•
The Company, via the temporary liquidator, succeeded in restoring customer confidence, which resulted in the continuation of the collection of receivables and preserving the Company's operations as a going concern with potential for a future sale.

•	The operations of the Company during the First Period were funded fully by the payments received during the First Period and increased the cash balance by approximately $525,000.

•
In addition, the account of the temporary liquidation also funded all the costs and expenses associated with the preservation of the Company's main assets – patents, rights in the U.S. lawsuit, the public company platform, the preparation and filing of quarterly financial statements, etc.

Request for Second Operating Period (November 2014 to February 2015)(the "Second Period")

•	The goal of operating the Company during the Second Period is similar to that of the First Period:

o	Filling open customer orders, providing service and support to customers and collecting accounts receivable;

o	Preserving the assets of the Company in order to maximize their exercise value – patents, public company platform, U.S. lawsuit; and

o	Negotiating with potential purchasers, and examining the best course of action to maximize the potential value of the Company's assets and rights;

•
In the estimate of the temporary liquidator, at the end of the Second Period, the manufacture of existing orders will be completed, which is expected to result in additional revenues in the amount of approximately $800,000.

•
The cost of the manufacturing plan and the continued support services are expect to amount to approximately $580,000 and to be funded by accounts receivable to be paid in consideration of filling orders and collections in the aggregate amount of $3.8 million.

•	The budgeted cost for preserving the Company's public company platform, patents and the lawsuit rights amount to approximately $240,000, and is expected to be funded by the Company's cash on hand.

•
The total cost to operate the Company during the Second Period, including manufacturing plan and preserving the economic potential of the other assets of the Company, amounts to approximately $850,000.

•
The total potential amount of collections and manufacturing amount to $3.8 million, of which $800,000 is from orders the manufacturing that is expected to be completed by the end of the Second Period and $3.0 million is accounts receivable the collection of which depends upon the continued operation of the Company.

Other Matters

•	The temporary liquidator is holding discussions with:

o	significant customers with respect to collections and possible follow-on orders;

o	the Company's sole manufacturer with respect to on-going manufacturing services and contractual disputes;

o	third parties regarding potential transactions to maximize the value of the Company's assets; and

o	The landlord of the Company's office in Tel Aviv with respect to the duration and other terms of the lease and contractual terms.

•	The temporary liquidator is continuing to maintain the Company's portfolio of approximately 80 patents, with the assistance of the Company's U.S. patent counsel.

•
The temporary liquidator is continuing to maintain the public company platform of the Company by preparing and filing the Company's financial statements and making filings in accordance with applicable securities laws.

Forward-looking Statements

This report contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,”, "projects", “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe future economic performance, anticipated revenues, expenses or other financial items, and plans and objectives, and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are also forward-looking statements.  Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under Item 3.D, “Key Information – Risk Factors” of the Company's Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORCKIT COMMUNICATIONS LTD.

By:	/s/ Lior Dagan
Lior Dagan
Temporary Liquidator

Date: November 20, 2014